

Taylor Blom · 3rd

Social Impact Entrepreneur & CRO of Next Door Photos

Holland, Michigan · 500+ connections · **Contact info**

 **Next Door Photos**

 **Hope College**

Experience



Co-Founder & CRO

Next Door Photos

Nov 2012 – Present · 7 yrs 5 mos

Greater Grand Rapids, Michigan Area

Most businesses have to choose between making a profit or making a significant impact in the world. Next Door Photos (NDP) is a rapidly growing real estate photography company that partners with impact-driven entrepreneurs to create wealth-generating businesses that serve realtors locally while providing sustainable jobs for vulnerable, rescued, and underserved populations globally.

Through a unique business model that utilizes a redemptive supply chain, NDP has 250+ team members in the Philippines, Kenya, and Nepal as well as 35+ locations in North Ame …**see mor**



Director of Audience Development

Group Tour Media

Sep 2013 – Nov 2014 · 1 yr 3 mos

Holland, MI

As the audience development director for 'The #1 Resource for the Successful Group Tour Planner,' my position GTM goes beyond circulation fulfillment to brand and audience enrichment. Charged with building a more robust subscription base, I help create engaging online content, design and execute email marketing campaigns and constantly work …**see mor**

Marketing Director

Lakeshore Lodging

Jun 2011 – Aug 2013 · 2 yrs 3 mos

Saugatuck, MI

Perfectly balancing the relationship between a vacation home, its owner & its guest. Managing our online presence creatively and socially while providing while providing media and communication support to all departments. Living the dream on the lakeshore.

Case Manager

Ross IES

Sep 2010 – Oct 2011 · 1 yr 2 mos

Manage, track, and support welfare customers in the State-sponsored Jobs, Education and Training (JET) program by equipping them with the necessary tools and skills needed to obtain employment and become financially self-sufficient. Oversee customer files, implement job-training strategies, and help overcome barriers to employment. Responsible for accu ...see mor

Education



Hope College

BA, Communications

2005 – 2009

Activities and Societies: Volunteer Services Committee Member, Communications Honors Program, Residential Life Assistant, Ready for Life Mentor

Skills & Endorsements

Marketing · 49

 Endorsed by **4 of Taylor's colleagues at Next Door Photos**

Social Media · 30

Jon Richards and 29 connections have given endorsements for this skill

Customer Service · 28

Endorsed by **Grant Goulart, who is highly skilled at this**

 Endorsed by **3 of Taylor's colleagues at I Door Photos**

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Recommendations

Received (1)   Given (0)



Craig Howell
Office Manager, Premier
Roofing and Exteriors

March 11, 2011, Craig was
senior to Taylor but didn't
manage directly

Taylor is a quick learner who adapts to change very easily. H
always looking to help out his fellow Co-workers when he is
caught up with his own work and often takes this time to inc
the efficiency of his own processes.

